Exhibit 3.2

Amendment to Alcoa Inc. By-Laws (Effective as of the Separation)

All references in the By-laws of Alcoa Inc. to “Alcoa Inc.” will be replaced with the words “Arconic Inc.”

Article III, Section 1 of the By-laws of Alcoa Inc. is amended so that, as amended, it shall read in its entirety:

“Section 1. Number. Until the board of directors has increased or decreased the number of the directors as hereinafter provided, the number of the directors shall be thirteen (13). The board is hereby authorized to increase or decrease the number of the directors from time to time without a vote of the shareholders, provided, however, that such number shall not be less than seven (7) nor more than fifteen (15).”